SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (Mark one)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2009

 OR

____	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from             to

Full title of the plan and the address of the plan, if different from that of the issuer named below:

 Bar Harbor Bankshares 401(k) Plan

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 Bar Harbor Bankshares
82 Main Street
Bar Harbor, Maine 04609

 BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2009 and 2008

With Report of Independent Registered Public Accounting Firm Thereon

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2009 and 2008

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008	3

Notes to Financial Statements	4

Supplemental Schedules*

1 Schedule H, Line 4i – Schedule of Assets Held at End of Year 8	9

2 Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	10

* Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

Plan Administrator
Bar Harbor Bankshares 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bar Harbor Bankshares 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year and schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Albany, New York
July 14, 2010

BAR HARBOR BANKSHARES 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Investments, at fair value:
Cash	$1,264	1,602
Wilmington Prime Money Market Fund	1,211,435	986,883
Mutual Funds	6,319,102	4,914,799
Common stock of Bar Harbor Bankshares	2,076,486	1,499,946
Total investments	9,608,287	7,403,230
Participant loans	393,782	375,491
Receivables:
Participant contribution	8,279	20,994
Employer contribution	1,934	9,615
Total receivables	10,213	30,609
Net assets available for benefits	$10,012,282	7,809,330

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in investments	$1,255,138	(3,007,390)
Interest and dividends	194,397	268,771
Investment income (loss)	1,449,535	(2,738,619)
Contributions:
Participants	597,130	582,801
Employer	269,676	270,235
Rollovers	13,858	50,756
Total contributions	880,664	903,792
Total increase (decrease)	2,330,199	(1,834,827)
Deductions from net assets attributed to:
Distributions	(127,247)	(400,824)
Net increase (decrease) in assets available for benefits	2,202,952	(2,235,651)
Net assets available for benefits:
Beginning of year	7,809,330	10,044,981
End of year	$10,012,282	7,809,330

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1) Description of Plan

The following description of the Bar Harbor Bankshares (the Company or the Plan Sponsor) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution plan covering all employees of the Company who have achieved the age of 20-1/2. There is no service requirement for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company pays Plan expenses.

(b) Contributions

Each year, participants may contribute up to 50% (limited to regulatory ceilings) of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to regulatory ceilings). Participants may also contribute amounts representing distributions from other qualified defined benefit, IRA’s, or defined contribution plans. Participants direct the investment of their contributions into investment options offered by the Plan.

The Plan currently offers investment options for participants. The Plan is a safe harbor plan providing matching contributions under a basic matching contribution formula. During 2009 and 2008, the Company matched 100% up to the first 3% of each participant’s salary deferred and 50% on deferrals from 4% to 5% of each participant’s salary. The Company match is 100% vested immediately and invested in the same manner as the participant has directed for their contributions. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors and, if provided, are vested immediately and invested as directed by the participant. No additional contributions were made in 2009 or 2008.

(c) Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s match, and profit sharing contributions along with an allocation, based upon a participant’s account balance, of any earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account.

(d) Vesting

Participants are vested immediately in their personal contributions and the Company’s contributions.

(e) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100% vested in all funds represented by their account balance.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(f) Payment of Benefits

On termination of employment including disability or retirement, a participant with a balance greater than $5,000 may request payment in a lump sum amount equal to the value of the vested interest in his or her account. Upon the death of an employee, the named beneficiary receives a lump sum amount equal to the vested balance in the deceased employee’s account. Participants with vested balances in their accounts of $1,000 or less must take a lump sum distribution. Participants who terminate employment with a vested balance greater than $1,000 but less than or equal to $5,000 must have their vested balance rolled over to an IRA.

(g) Participant Loans

Participants may borrow from their accounts the lesser of $50,000 or 50% of the account balance. Participants may carry up to two loans secured by the balance in their account. Loans are generally fixed rate and are written with an interest rate of 1% over Prime. Existing loans presently range from 4.25% to 9.25%. Principal and interest is paid according to amortization schedules through biweekly payroll deductions.

(h) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates and market risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Plan’s financial statements have been prepared on an accrual basis of accounting. Benefits are recorded when paid. Cash equivalents are generally funds held in the Wilmington Prime Money Market Fund at December 31, 2009 and 2008. Amounts in prior year’s financial statements are reclassified when necessary to conform with current year’s presentation.

(b) Investments and Participant Loans

The Plan’s investments are valued on a daily basis, using quoted market prices. Participant loans are valued at their outstanding unpaid principal amounts, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(c) Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, require management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(d) Subsequent Events

In connection with the preparation of financial statements, the Plan evaluated subsequent events after the balance sheet date of December 31, 2009 through July 14, 2010, which was the date the financial statements were available to be issued.

(3) Investments

Investments, including those that represent 5% or more of the net assets available for benefits, at December 31, 2009 or 2008 are as follows:

BAR HARBOR BANKSHARES 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2009

		(c) Description of investment
	(b) Identity of issuer,	including maturity date,
	borrower, lessor, or	rate of interest, collateral, par,	(d) Current
(a)	similar party	or maturity value	value
	Cash-Pass through account		$1,264
*	Wilmington Prime Money Market	Money market fund	1,211,435
	American Growth Fund Inc	Equity mutual fund, 46,507 shares	1,271,033
	American Europacific Growth Fund	Foreign equity mutual fund, 16,384 shares	628,151
	American New Perspective Fund	Foreign equity mutual fund, 24,412 shares	625,928
	Intermediate Bond Fund America	Bond mutual fund, 52,442 shares	689,091
	Investment Company of America	Equity mutual fund, 25,221 shares	654,495
	MFS Total Return Fund A	Equity mutual fund, 43,070 shares	565,515
	Blackrock – Mid Cap Value Equity
	Fund Class A	Equity mutual fund, 64,094 shares	612,096
	Blackrock – Aurora Class A	Equity mutual fund, 26,424 shares	395,307
	Vanguard 500 Index Fund –
	Admiral Signal Shares	Equity mutual fund, 10,346 shares	877,486
*	Bar Harbor Bankshares	Common stock, 75,671 shares	2,076,486
*	Participant Loans Receivable	Interest rates – 4.25 – 9.25%	393,782
			$10,002,069
*	Party-in-interest.
See accompanying independent auditors’ report.

During 2009 and 2008, the Plan’s investments appreciated (depreciated) in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

	Year ended December 31
	2009	2008

Mutual funds	$1,146,485	(2,707,454)
Common stock of Bar Harbor Bankshares	108,653	(299,936)
	$1,255,138	(3,007,390)

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(4) Fair Values of Financial Instruments

The Plan uses a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement (i.e. supported by little or no market activity).

All fair values measured at December 31, 2009 and 2008 were determined using Level 1 inputs.

(5) Income Tax Status

The Internal Revenue Service has issued an opinion letter dated March 31, 2008 to the prototype sponsor that the form of the plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code (IRC) and therefore the plan is exempt from income taxes. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6) Party-in-Interest Transactions

Shares of common stock issued by the Company, represent certain Plan investments (see Note 3). The decision to invest in Company stock is voluntary on the part of participants. These transactions are party-in-interest transactions. Senior officers are prohibited from purchasing, selling, or reallocating their positions in the Company’s common stock during times of established blackouts or while in possession of insider information. Bar Harbor Trust Services, a subsidiary of the Plan Sponsor, was the custodian with respect to the common stock of the Plan Sponsor through September 30, 2009. Beginning October 1, 2009 Wilmington Trust Retirement and Institutional Services Company became the custodian of the common stock of the Plan Sponsor. Shares of Wilmington Prime Money Market Fund issued by Wilmington Trust Retirement and Institutional Services Company, the Plan trustee, represent party-in-interest transactions (see Note 3). Participant loan distributions and repayments are also considered party-in-interest transactions.

(7) Untimely Remittances

During 2009, there were delays by the Plan Sponsor in submitting certain employee deferrals totaling $2,774. These amounts due to the Plan were submitted prior to December 31, 2009. The Plan Sponsor is currently in the process of assessing any lost earnings and excise taxes due, and intends to pay for any resulting costs. These transactions have not been reported on the schedule of nonexempt party-in-interest transactions because the Plan Sponsor intends to correct these delays under the Voluntary Fiduciary Compliance Program and satisfies the condition of Prohibited Transaction Exemption 2002 – 51.

			Schedule 1
BAR HARBOR BANKSHARES 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets Held at End of Year
December 31, 2009

		(c) Description of investment
	(b) Identity of issuer,	including maturity date,
	borrower, lessor, or	rate of interest, collateral, par,	(d) Current
(a)	similar party	or maturity value	value
	Cash-Pass through account		$1,264
*	Wilmington Prime Money Market	Money market fund	1,211,435
	American Growth Fund Inc	Equity mutual fund, 46,507 shares	1,271,033
	American Europacific Growth Fund	Foreign equity mutual fund, 16,384 shares	628,151
	American New Perspective Fund	Foreign equity mutual fund, 24,412 shares	625,928
	Intermediate Bond Fund America	Bond mutual fund, 52,442 shares	689,091
	Investment Company of America	Equity mutual fund, 25,221 shares	654,495
	MFS Total Return Fund A	Equity mutual fund, 43,070 shares	565,515
	Blackrock – Mid Cap Value Equity
	Fund Class A	Equity mutual fund, 64,094 shares	612,096
	Blackrock – Aurora Class A	Equity mutual fund, 26,424 shares	395,307
	Vanguard 500 Index Fund –
	Admiral Signal Shares	Equity mutual fund, 10,346 shares	877,486
*	Bar Harbor Bankshares	Common stock, 75,671 shares	2,076,486
*	Participant Loans Receivable	Interest rates – 4.25 – 9.25%	393,782
			$10,002,069
*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

Schedule 2
BAR HARBOR BANKSHARES 401(k) PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2009
Participant
contributions
transferred
late to the
Plan
Check here
if late
Participant				Totally fully
loan				corrected
prepayments	Total that Constitute Nonexempt Prohibited Transactions			under VFCP
are included	Contributions not	Contributions corrected	Contributions pending	and PTE
x	corrected	outside VFCP	correction in VFCP	2002 – 51
$2,774	$—	—	$2,774	$—

See accompanying independent auditors’ report.

REQUIRED INFORMATION

 The Bar Harbor Bankshares 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2009 and 2008, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees who administer the Bar Harbor Bankshares 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bar Harbor Bankshares 401(k) Plan

By:

/s/ Marsha C. Sawyer

Date: July 14, 2010

Marsha C. Sawyer

Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit
23	Consent of KPMG LLP

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Bar Harbor Bankshares:

We consent to the incorporation by reference in the registration statement on Form S-8 (File No. 333-122941) of Bar Harbor Bankshares of our report dated July 14, 2010 relating to the statements of net assets available for benefits of the Bar Harbor Bankshares 401 (k) Plan as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2009 annual report on Form 11-K of Bar Harbor Bankshares 401 (k) Plan.

/s/ KPMG LLP

Albany, New York

July 14, 2010